Mail Stop 6010

      May 24, 2005

Via Facsimile and U.S. Mail

Mr. Robert K. Lifton
Chief Executive Officer
Medis Technologies Ltd.
805 Third Avenue
New York, NY  10022


	Re:	Medis Technologies Ltd.
		Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005
		File No. 0-30391


Dear Mr. Lifton:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that you changed auditors for your 2003 fiscal year from
Ernst & Young, U.S., to Kost Forer Gabay & Kasierer, a member of
Ernst & Young Global. It appears that you did not file a Form 8-K to report this change in auditors. Please tell us why.

Consolidated Balance Sheets, page F-4

2. Please tell us and revise future filings to disclose the nature of and accounting for your leasehold incentive obligations. Discuss why you reflect $935,000 of this obligation as an adjustment to reconcile net loss to net cash used in operating activities on page F-7.

Note G. Stockholder`s Equity, page F-21

3. Please supplementally show us your calculation of the retroactive adjustment to EPS as a result of the March 11, 2003 rights issue. See paragraph 56 of SFAS 128. Additionally, please tell us and disclose in future filings why you gave retroactive adjustment to the rights offering. That is, if true, disclose that the rights issue contained a bonus element, similar to a stock dividend, as a result of the exercise price at issuance being less than the fair value of the your common stock. See paragraph 55 of SFAS 128.


*    *    *    *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele
Golhke,
the Branch Chief, at (202) 551-3327.


							Sincerely,


							Kate Tillan
							Assistant Chief Accountant
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Robert K. Lifton
Medis Technologies Ltd.
May 24, 2005
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